AudioCardio

Most recent fiscal year-end

As of December 31, 2020

ASSETS	**2020**
Current Assets	
Cash and cash equivalents	$86,963
Total Current Assets	**86,963**
Fixed Assets	
Internally developed software	171,447
Accumulated Depreciation	(712)
Fixed assets, net	**170,735**
Total Assets	**257,698**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Accrued expenses	$60,209
Total Liabilities	**60,209**
STOCKHOLDER'S EQUITY	
Common stock, $0.001 par value, 10,000,000 shares authorized. 7,304,500 and 5,177,500 shares issued and outstanding as of December 31 2019 and 2018, respectively.	7,305
Additional paid-in capital	0
Additional paid-in capital - SAFES	350,000
Additional paid-in capital - shared based compensation	1,265
Accumulated deficit	(170,110)
Total Stockholder's Equity	**188,460**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$248,669**